

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

September 29, 2016

<u>Via E-mail</u>
Yunfei Li
Chief Executive Officer
China Bak Battery, Inc.
BAK Industrial Park, Meigui Street
Huayuankou Economic Zone
Dalian City, Liaoning Province
China, 116422 People's Republic of China

   Re: China Bak Battery, Inc.
     Form 10-K for the Fiscal Year Ended September 30, 2015
     Filed January 13, 2016
     File No. 001-32898

Dear Mr. Li:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Brian Cascio

           Brian Cascio
           Accounting Branch Chief
           Office of Electronics and Machinery